                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                           Homegate Hospitality, Inc.
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                               (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                  43740G 10 9
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                                (CUSIP Number)


                         (Continued on following pages)
                               Page 1 of 5 Pages
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CUSIP NO. 43740G 10 9                13G                             Page 2 of 5

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      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Robert A. Faith
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [X]
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      3         SEC USE ONLY

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      4         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
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                         5  SOLE VOTING POWER
  NUMBER OF                 2,274,992
                ----------------------------------------------------------------
   SHARES                6  SHARED VOTING POWER
BENEFICIALLY                1,445,931
                ----------------------------------------------------------------
   OWNED BY              7  SOLE DISPOSITIVE POWER
     EACH                   2,274,992
                ----------------------------------------------------------------
  REPORTING              8  SHARED DISPOSITIVE POWER
    PERSON                  390,172
     WITH
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      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,164,493
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      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 10 EXCLUDES CERTAIN
                SHARES*                                                      [X]
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      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 10

                10.9%
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      12        TYPE OF REPORTING PERSON*

                IN
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CUSIP NO. 43740G 10 9                13G                             Page 3 of 5


Item 1.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         111 Congress Avenue, Suite 2600
         Austin, Texas  78701

Item 2.

     (a) NAME OF PERSON FILING:

         Robert A. Faith

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         111 Congress Avenue, Suite 2600
         Austin, Texas  78701

     (c) CITIZENSHIP:

         United States of America

     (d) TITLE OF CLASS OF SECURITIES:

         Common Stock, $.01 per value

     (e) CUSIP NUMBER:

         43740G 10 9

Item 3.  NOT APPLICABLE

Item 4.  OWNERSHIP:

     (a) Amount Beneficially Owned: Mr. Faith may be deemed to be the beneficial owner of 3,720,923 shares of Common Stock, consisting of 2,274,992 shares owned by JMI/Greystar Extended Stay Partners, L.P. (Mr. Faith being the sole stockholder of such partnership's sole general partner), 1,055,759 shares owned by Developer Extended Stay Partners, L.P. (Mr. Faith indirectly owning a percentage interest in the sole general partner of such partnership) and 390,172 shares owned by JMI/Greystar Realty Partners, L.P. (Mr. Faith being the sole stockholder of one of the two general partners of such partnership). Mr. Faith disclaims beneficial ownership of all such shares other than 1,164,493 shares attributable to his percentage interests in such partnerships.

     (b) Percent of Class: The percent of class represented by the shares described in Item 4(a) as to which Mr. Faith does not disclaim beneficial ownership is 10.9%.

     (c) Number of shares as to which such person has:

         (i)   sole power to direct the vote:  2,274,992
         (ii)  shared power to direct the vote: 1,445,931
         (iii) sole power to dispose or direct the disposition of:  2,274,992
         (iv)  shared power to dispose or direct the disposition of:  390,172

Item 5.  NOT APPLICABLE

Item 6.  NOT APPLICABLE

Item 7.  NOT APPLICABLE

Item 8.  NOT APPLICABLE
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CUSIP NO. 43740G 10 9                13G                             Page 4 of 5


Item 9.  NOT APPLICABLE

Item 10. NOT APPLICABLE
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CUSIP NO. 43740G 10 9                13G                             Page 5 of 5

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I set forth that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 1997


                                 Signature: /s/ Robert A. Faith
                                           ------------------------------------
                                           Name:  Robert A. Faith